Exhibit (d)(26)(iv)

FORM OF

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of May 1, 2008 between AXA Equitable Life Insurance Company, a New York stock life insurance corporation (“AXA Equitable” or “Manager”) and Wellington Management Company, LLP, a limited liability partnership organized under the laws of the Commonwealth of Massachusetts (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement dated as of May 25, 2007 (“Agreement”) relating to the MarketPLUS Mid Cap Value Portfolio of EQ Advisors Trust (“Trust”) as follows:

1. Name Change. The name of the MarketPLUS Mid Cap Value Portfolio (“Portfolio”) is changed to EQ/Mid Cap Value PLUS Portfolio.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Portfolio.

3. Appendix A. Appendix A to the Agreement setting for the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		WELLINGTON MANAGEMENT COMPANY LLP.

By:		By:
	Steven M. Joenk	Name:
	Senior Vice President	Title:

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

WELLINGTON MANAGEMENT COMPANY LLP

Fund	Annual Advisory Fee Rate**

Mid Cap Value Portfolios, which shall consist of the Allocated Portion of the Fund and Other Allocated Portions*** (collectively referred to as “Mid Cap Value Portfolios”):

EQ/Mid Cap Value PLUS Portfolio*

Multimanager Mid Cap Value Portfolio*,***

0.55% of the Wellington Allocated Portion’s average daily net assets up to and including $150 million; and 0.45% of the Wellington Allocated Portion’s average daily net assets in excess of $150 million

*	Fee to be paid with respect to this Fund (and each Mid Cap Value Portfolio) shall be based only on the portion of the Fund’s (and each Mid Cap Value Portfolio’s) average daily net assets advised by the Adviser, which in the aggregate may be referred to as the “Wellington Allocated Portion.”
**	The daily advisory fee for the Wellington Allocated Portion is calculated by multiplying the aggregate net assets of the Wellington Allocated Portion at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.
***	Other Allocated Portions are other registered investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified as “Mid Cap Value Portfolios.